Exhibit 99.1

Draganfly to Host Shareholder Update Call on March 24, 2026

Saskatoon, SK — March 20, 2026 — Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading developer of drone solutions and systems, today announced that it will host a shareholder update call on March 24, 2026, at 5:30 PM EST.

The call will be led by Cameron Chell, Chief Executive Officer, who will provide an update on the recent milestones and the Company’s strategic direction. Paul Sun, Chief Financial Officer, will review key financial highlights and performance.

Draganfly will release its quarterly financial results after market close on March 24, 2026.

Shareholders are invited to register for the call here: here.

Investors are encouraged to submit questions in advance, which will be addressed during the call. Questions can be emailed to: investor.relations@draganfly.com.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly delivers award-winning technology to the public safety, civil, military, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

NASDAQ (DPRO)

CSE (DPRO)

FSE (3U8A)

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com